Filed by Lanvin Group Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Primavera Capital Acquisition Corporation

(SEC File No.: 001-39915)

Date: December 2, 2022

BCA Amendment No. 4 and Other Agreements

As previously disclosed and as described in greater detail in the proxy statement prospectus included in the Registration Statements on Form F-4, which was filed by Lanvin Group Holdings Limited, a Cayman Islands exempted company (“LGHL”) with the Securities and Exchange Commission (the “SEC”) and declared effective on November 3, 2022 (the “F-4 Registration Statement”), on March 23, 2022, Primavera Capital Acquisition Corporation, a Cayman Islands exempted company (“PCAC”), entered into a Business Combination Agreement (the “BCA”, and the transactions contemplated thereunder, as amended, the “Business Combination”) by and among (i) PCAC, (ii) Lanvin Group Holdings Limited, a Cayman Islands exempted company (“LGHL”), (iii) Lanvin Group Heritage I Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of LHGL, (iv) Lanvin Group Heritage II Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of LGHL, and (v) Fosun Fashion Group (Cayman) Limited, a Cayman Islands exempted company (“Lanvin Group”). Additionally, as previously disclosed, on October 17, 2022, the aforementioned parties entered into Amendment No. 1 to the BCA, on October 20, 2022, the aforementioned parties entered into Amendment No. 2 to the BCA and on October 28, 2022, the aforementioned parties entered into Amendment No. 3 to the BCA.

On December 2, 2022, the aforementioned parties entered into Amendment No. 4 to the BCA (“BCA Amendment No. 4”) to remove the closing condition in Section 9.3(c) of the BCA relating to the minimum amount of cash of at least US$350,000,000.

The foregoing description of BCA Amendment No. 4 does not purport to be complete and is qualified in its entirety by the terms and conditions of BCA Amendment No. 4, a copy of which is attached to the Form 425 filed by LGHL with the SEC on December 2, 2022 and is incorporated herein by reference.

Concurrently with BCA Amendment No. 4, certain parties also entered into certain agreements as described below.

Letter Agreement regarding Share Surrender

On December 2, 2022, PCAC, LGHL, Fosun Fashion Holdings (Cayman) Limited and Primavera Capital Acquisition LLC (the “Sponsor”) entered into a Letter Agreement regarding Share Surrender (the “Share Surrender Letter Agreement”), pursuant to which the Sponsor irrevocably surrendered, subject to the closing of the Business Combination and effective immediately prior to the consummation of the Initial Merger (as defined in the BCA), 6,014,375 Class B ordinary shares of PCAC to PCAC for nil consideration, which shares shall be cancelled by PCAC immediately upon the surrender thereof, such that after giving effect to the share surrender, the number of Class B ordinary shares of PCAC held by the Sponsor shall be 5,000,000.

The foregoing description of the Share Surrender Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Surrender Letter Agreement, a copy of which is attached to the Form 425 filed by LGHL with the SEC on December 2, 2022 and is incorporated herein by reference.

Letter Agreement regarding Certain Waiver

On December 2, 2022, PCAC and the Sponsor entered into a Letter Agreement (the “Waiver Letter Agreement”), pursuant to which the Sponsor irrevocably waived, subject to the closing of the Business Combination and effective immediately prior to the consummation of the Initial Merger, its right to receive any payment of the principal balance of the Promissory Note, dated January 28, 2022, issued by PCAC to the Sponsor.

The foregoing description of the Waiver Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Waiver Letter Agreement, a copy of which is attached to the Form 425 filed by LGHL with the SEC on December 2, 2022 and is incorporated herein by reference.

Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of the federal securities laws, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of LGHL and Fosun Fashion Group (Cayman) Limited and its subsidiaries (collectively, the “Lanvin Group”), market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed business combination with PCAC, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of LGHL, the Lanvin Group and PCAC, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on The New York Stock Exchange following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGHL’s Registration Statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by LGHL or PCAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect PCAC’s and Lanvin Group’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or PCAC’s or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. PCAC and Lanvin Group anticipate that subsequent events and developments may cause their assessments to change. However, while LGHL, PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, LGHL, PCAC and Lanvin Group specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Lanvin Group nor PCAC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing PCAC’s or Lanvin Group’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Lanvin Group and PCAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Lanvin Group, PCAC or any other entity.

Important Additional Information

This communication relates to a proposed business combination between Lanvin Group and PCAC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination with PCAC will be submitted to shareholders of PCAC for their consideration.

LGHL has filed a Registration Statement with the U.S. Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement in relation to the vote by PCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as a preliminary prospectus with respect to LGHL’s securities to be issued in connection with the proposed business combination. PCAC and LGHL also will file other documents regarding the proposed business combination with the SEC.

The Registration Statement has been declared effective by the SEC and PCAC will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that PCAC will send to its shareholders in connection with the business combination. PCAC’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, in connection with PCAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about PCAC, LGHL, Lanvin Group and the proposed business combination with PCAC. Shareholders and investors may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by PCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to PCAC.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.